EXHIBIT 99.1

Golar LNG Partners L.P.: Completion of Acquisition of Golar Igloo

HAMILTON, Bermuda, March 28, 2014 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (Nasdaq:GMLP) (the "Partnership") announced today, further to its announcement on December 5, 2013, that it has completed its acquisition of the company that owns and operates the FSRU Golar Igloo from Golar LNG Limited for a purchase price of approximately $310.0 million.

The Partnership financed the purchase price by the assumption of outstanding debt obligations in respect of the Golar Igloo in the sum of $161.3 million with the balance from the cash proceeds of its December 2013 equity offering.

The Golar Igloo was built by Korean shipyard, Samsung Heavy Industries Co. Ltd., and was delivered in February 2014. The vessel arrived off Kuwait with a commissioning cargo in March 2014, is currently completing its commissioning procedures and has commenced service under a five-year time charter with Kuwait National Petroleum Company ("KNPC"), supporting KNPC's LNG import operations at Mina Al Ahmadi in Kuwait.

Hamilton, Bermuda
March 28, 2014

Investor relations enquiries:
Golar Management Limited
Graham Robjohns - + 44 207 063 7900
Stuart Buchanan - + 44 207 063 7900

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.